SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Selected for $1.1 Million LIMS and SDMS Project; Dated February 1, 2008

ITEM 1

STARLIMS Selected for $1.1 Million LIMS and SDMS Project

Hollywood, Florida, February 1, 2008 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that it has been selected by a global biopharmaceutical company based in the United States for a $1.1 million project. The project will include both STARLIMS v10 and the integrated scientific document management system, or SDMS, a module recently released by STARLIMS.

A Single Platform for Laboratory Data and Scientific Documents
Integrating the customer’s information into a single platform is expected to minimize instances of duplicate searches, increase data availability and facilitate information sharing across the organization. The fully web-based platform will be deployed in several labs involved in disciplines ranging from bio-analytical science to molecular biology. These labs perform tests in support of commercial product releases, stability studies to establish product shelf life, and raw material quality-testing.

Meeting the Needs of Life Science Organizations
“With the release of STARLIMS SDMS, we have made an important step forward in our vision of unifying laboratory, scientific and enterprise information. We believe that this integrated LIMS and SDMS offering is particularly relevant to the life science sector, with its long and complex product development cycles,” said Jeff Ferguson, COO at STARLIMS.

Supporting the Strictest Regulatory Requirements
As a biopharmaceutical company operating in the United States, the customer needs iron-clad compliance with the strict standards outlined in FDA 21 CFR Part 11. Features built into the core of the STARLIMS v10 platform ensure such compliance, providing complete traceability together with process versatility. STARLIMS makes it possible to produce a completely auditable track record of all laboratory resources taking part in any specific analysis.

Integrated Solution for Laboratory Informatics
The STARLIMS solution is unique in that it integrates LIMS and SDMS functionality into a single web-based platform. Much of the data created in science-centric organizations is unstructured and not typically managed in a consistent fashion, making it difficult to implement systematic procedures necessary to ensure regulatory and legal compliance. The STARLIMS SDMS module enables organizations to capture, parse, search, manage, share and archive scientific documents (research reports, spreadsheets, product specifications, instrument output files, etc.). The information extracted from these documents is stored together with laboratory data in STARLIMS’s unified platform, minimizing the inefficiencies of multiple data repositories.

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: February 1, 2008